

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 28, 2015

Charles O'Dowd, Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed August 3, 2015**
> **File No. 377-01091**

Dear Mr. O'Dowd

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. There are inconsistencies throughout the registration statement on the number of shares of common stock being registered and offered for sale by the selling shareholders. For example, footnote (2) to the calculation of fee table states that 25,618,322 shares of common stock are being registered and offered for sale by the selling shareholders. Conversely, the prospectus' outside front cover page states that 24,993,322 shares of common stock are being registered and offered for sale by the selling shareholders. Please reconcile disclosures throughout the registration statement on the number of shares of common stock being offered for sale by the selling shareholders, and ensure that the disclosures are consistent throughout the registration statement. Additionally, clarify on page 12 and elsewhere in the registration statement the number of shares of common stock that will be outstanding after the offering if all shares are sold.

2. We note the disclosure on pages 14 and 32 that there were 25,152,530 shares of common stock outstanding at July 31, 2015. Please reconcile the number of shares of common stock outstanding at July 31, 2015 with the number of shares of common stock being registered and offered for sale by the selling shareholders. If the numbers differ, tell us why.

3. We note the disclosure on page 11 that you intend to sell the primary offering through your president, chief executive officer, and staff. Elaborate in the plan of distribution section on whether your president, chief executive officer, and staff intend to rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. Provide us with an analysis of the applicability of the safe harbor.

Registration Statement's Facing Page

4. Update your company profile on the EDGAR system to include the current address and telephone number of your principal executive offices.

Determination of Offering Price, page 15

5. Disclosure that the company and the selling shareholders will sell your shares at prevailing market prices or privately negotiated prices is inconsistent with disclosure on the prospectus' outside front cover page and elsewhere that you will sell up to 10 million shares at a fixed price of $0.50 per shares and the selling shareholders will sell up to 25,618,322 shares at a fixed price of $0.50 per share until your common stock is quoted on the OTC Bulletin Board. Please reconcile the disclosures throughout the registration statement, including the plan of distribution section.

Selling Shareholders, page 20

6. Revise the tabular presentation of the selling shareholder information to show in three columns for each selling shareholder the number of shares of common stock beneficially owned before the offering, the number of shares of common stock to be sold in the offering, and the number of shares of common stock beneficially owned after the offering.

7. For any selling shareholder who is a natural person, include the selling shareholder's forename in the tabular presentation. Additionally, there are multiple entries for selling shareholders who have the same names in the tabular presentation. For example, refer to "Aberdour, KR." If the multiple entries are for the same selling shareholder, please consolidate the multiple entries into a single entry for that selling shareholder in the tabular presentation.

8. For any selling shareholder that is a legal entity, identify by footnote or otherwise in the tabular presentation the natural person or persons having sole or shared voting and

investment control over the securities held by the beneficial owner. For example, refer to "Mountainwood, Inc." For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

9. Describe briefly how each of the selling shareholders acquired the shares of common stock being offered for sale under this registration statement.

10. Disclose the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with ABCO Energy, Inc. or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

11. Please confirm that no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Legal Matters, page 30

12. Please provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Compliance with Section 16(a) of the Exchange Act, page 30

13. Please remove the last sentence because you are a reporting company under the Exchange Act. Additionally, update the disclosure on compliance with Section 16(a) of the Exchange Act during the most recently completed fiscal year.

Interest of Management and Others in Certain Transactions, page 31

14. Please disclose the price paid by Mr. Wayne Marx for one million shares of common stock.

You may contact Edward Kelly at 202-551-3728 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction